SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC VOTING MAP

Items on the agenda of the Annual General Meeting held on

April 28, 2025

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
1	Examination, discussion, and voting on the Company’s Financial Statements, accompanied by the report and opinion of the Independent Auditors, the opinion of the Fiscal Council, and the report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2024.	APPROVALS	442,397,103	165,508,290	85.4%	99.1%	62.5%
		REJECTIONS	1,000	36,420,833	5.1%	0.0%	13.7%
		ABSTENTIONS	4,192,850	5,495,460	1.4%	0.9%	2.1%

1

2	Examination, discussion, and voting on the Management Report and the respective accounts of the directors for the fiscal year ended December 31, 2024.	APPROVALS	442,397,103	165,532,268	85.4%	99.1%	62.5%
		REJECTIONS	1,000	36,394,641	5.1%	0.0%	13.7%
		ABSTENTIONS	4,192,850	5,476,404	1.4%	0.9%	2.1%
3	Nomination of all the names that compose the slate. - Eleição Majoritária	APPROVALS	442,397,147	201,532,780	90.5%	99.1%	76.0%
		REJECTIONS	1,000	491,545	0.1%	0.0%	0.2%
		ABSTENTIONS	4,192,806	5,379,610	1.3%	0.9%	2.0%
4	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	APPROVALS	3,634,534	5,691,141	1.3%	0.8%	2.1%
		REJECTIONS	2,000	39,278,581	5.5%	0.0%	14.8%
		ABSTENTIONS	38	6,205,286	0.9%	0.0%	2.3%

2

5	Would you like to request a separate election by minority shareholders holding common shares for a member of the Fiscal Council, pursuant to Article 161, §4, a of the Brazilian Corporation Law?	APPROVALS	4,195,272	-	0.6%	0.9%	0.0%
		REJECTIONS	1,000	-	0.0%	0.0%	0.0%
		ABSTENTIONS	3,633,100	-	0.5%	0.8%	0.0%
6	Would you like to request a separate election by minority shareholders holding preferred shares for a member of the Fiscal Council, pursuant to Article 161, §4, a of the Brazilian Corporation Law?	APPROVALS	-	49,045,871	6.9%	0.0%	18.5%
		REJECTIONS	-	329,739	0.0%	0.0%	0.1%
		ABSTENTIONS	-	3,079,460	0.4%	0.0%	1.2%
7	Nomination of candidates to the supervisory board by shareholders holding preferred shares without voting rights or with restricted voting rights DANIEL STIELER / OCTAVIO LEBARBENCHON	APPROVALS	4,192,800	1,280,690	0.7%	0.9%	0.4%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%

3

8	To deliberate on the annual and global compensation limit for the directors and members of the Fiscal Council of the Company for the fiscal year ending on December 31, 2024.	APPROVALS	442,397,153	187,623,421	79.0%	97.9%	54.3%
		REJECTIONS	1,000	14,446,428	1.8%	0.0%	4.2%
		ABSTENTIONS	4,192,800	5,334,860	1.2%	0.9%	1.5%

4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.